Via EDGAR Transmission

September 27, 2023

Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:          Charli Gibbs-Tabler
                          Jennifer Angelini

Re:       Okta, Inc.
Form 10-K For Fiscal Year Ended January 31, 2023
Filed March 3, 2023
File No. 001-38044

To the addressees set forth above:
On behalf of Okta, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, the Company submits this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated September 14, 2023 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2023, filed with the Commission on March 3, 2023 (the “2023 10-K”).
The numbered paragraphs in italics below set forth the comments of the Staff from the Comment Letter together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2023 10-K. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the 2023 10-K.
Form 10-K filed March 3, 2023
General
1.We note that you provided more expansive disclosure in your 2022 Okta for Good Impact Report, in your FY22 Greenhouse Gas Inventory Results Report, and on your website than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in these reports and on your website.

Response: In response to the Staff’s comment, the Company respectfully provides the following supplemental information.

In May 2020, the Company formally launched its Environmental, Social and Governance (“ESG”) program. In connection with these efforts, the Company first published its annual social impact report in February 2021. Additionally, the Company published the 2022 Okta for Good Impact Report, as well as its Greenhouse Gas Inventory Results Report for the fiscal year ended January 31, 2022 and its ESG Fact Sheet for the fiscal year ended January 31, 2022 (collectively, the “ESG Materials”). The ESG Materials address the Company’s sustainability reporting practices and speak to a wide range of stakeholder interests. Additionally, the ESG Materials are developed in accordance with certain relevant sustainability reporting standards and frameworks: the Company’s greenhouse gas emissions inventory is developed in accordance with the frameworks established by GHG Protocol, and the Company’s climate targets are validated by the Science Based Targets initiative (SBTi).

Consistent with the various standards intended to communicate an array of ESG issues and aimed at a broad group of stakeholders interested in many varying ESG issues, the Company’s ESG Materials, which are available on the Company’s website, provide information beyond that considered material for investors in the context of disclosures required in an annual report on Form 10-K. As such, the Company’s approach to ESG issues and social impact is a process distinct from materiality assessments for purposes of the federal securities laws; instead, the issues and goals identified are those which were most important to the Company’s ESG strategy. The ESG Materials provided updates on these issues and goals as a part of a sustainability-focused assessment.

By comparison, the contents of the 2023 10-K were guided by compliance with the requirements of the SEC’s forms, rules, and interpretations applicable to the Company. In evaluating whether to include climate-related information from the ESG Materials in the 2023 10-K or other filings, the disclosure requirements of Regulation S-K (including Items 101, 103, 105 and 303) were considered, as well as whether the information constituted “material information ... as may be necessary to make the required statements, in the light of the circumstances under which they were made, not misleading” pursuant to Rule 12b-20 of the Securities Exchange Act of 1934. The Company further considered relevant Interpretive Releases, including Guidance Regarding Disclosure Related to Climate Change (Release No. 34-61469) and Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release No. 34-48960).

Despite the present financial immateriality of certain of these topics, the Company recognizes the increasing interest of long-term investors in climate change and other ESG information, and the Company will continue to evaluate relevant information within its Form 10-K and other periodic report filings related to climate change risk and other relevant ESG topics in a manner consistent with applicable regulations. For example, pages 14 and 15 of the 2023 10-K Business section provide an overview of the Company’s community and social impacts and sustainability efforts, emphasizing Okta for Good and its core focus areas, the Company’s climate strategy to address emissions, its public commitments to climate targets, and its renewable energy program.

In addition, the risk factors section of the 2023 10-K on page 28 includes a standalone risk factor regarding how increased and complex scrutiny of ESG matters may require the Company to incur additional costs or otherwise adversely impact its business.

While the initiatives and goals identified in the ESG Materials were strategically important to the Company’s overall sustainability program at the time they were published, the Company did not and currently does not find that these initiatives, either individually or in the aggregate, rise to the level of materiality under the SEC’s rules, regulations and interpretive guidance noted above, either qualitatively or quantitatively. Consistent with its approach to all periodic report disclosures, the Company will continue to monitor and evaluate its climate-related disclosures, including whether additional climate-related information is appropriate as future SEC filings are prepared.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

2.To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
•decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•increased demand for products or services that result in lower emissions than competing products;

•increased competition to develop innovative new products that result in lower emissions;
•increased demand for generation and transmission of energy from alternative energy sources; and
•any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has not identified any indirect consequences of climate-related regulation or business trends that have or were reasonably likely to have materially affected its business, financial condition, or results of operations. Company management reviews business activities, including a review of performance metrics to determine if a trend is material for purposes of MD&A disclosures in the Form 10-K. Company management also reviews historical sales information as well as customer feedback, market insights and engagement surveys to determine trends that may be connected to climate-related matters. The Company considered financial, operational, and other market information known to its management and whether these trends had, or were reasonably likely to have, a material impact on its liquidity, capital resources, or results of operations. The information below is its response to each of the items specifically referenced in this comment.

1.decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
The Company has not experienced material decreased demand for products and services that are related to carbon-based energy sources. The Company believes that customer demand for its products and services is driven by a multitude of business factors, including product features, performance metrics, reliability, and cost (together, the “Primary Considerations”), and the Company has not experienced decreased demand for its products or services as a result of customers indicating that those products or services produce significant greenhouse gases or are related to carbon-based energy sources.
As one example, the Company believes that its customers who purchase its products do so primarily for reasons related to the applicability of its products to their use cases, performance, feature-set, reliability and cost of such products, and does not believe that energy consumption is a primary consideration, nor does the Company believe that overall demand for such products is driven by greenhouse gas emissions or whether such products are related to carbon-based energy sources.

2.increased demand for products or services that result in lower emissions than competing products;
As discussed above, the Company notes that there are many underlying business reasons, including the Primary Considerations, why customers may demand its products and services. The Company does not consider the greenhouse gas emissions of its operations, products and services to be one of the primary considerations a majority of its customers have for the Company's products and services given the cloud-based nature of the products and services. Thus, the Company does not believe there is a discernible trend of customers increasing (or decreasing) their demand for products that result in lower emissions than competing products based on the feedback the Company has received, to date, from its customers.

3.increased competition to develop innovative new products that result in lower emissions;
While the Company monitors competitive product offerings, it is not aware of any material increased competition to develop new products that result in lower emissions to address climate change. Company management reviews external market trends in developing strategic plans and continues to develop and launch products to meet consumer demand.
As described above, given the cloud-based nature of the Company’s products and services, the primary considerations of the majority of the Company’s customers are unrelated to the energy usage of its products and services, and, to date, the Company does not believe that there is any significant increase in competition to design products that result in lower emissions. Rather, the Company believes that the Primary Considerations of the majority of its customers are prioritized over a desire for a product with lower carbon emissions, and, consequently, the Company believes that there is not a significant increase in competition based exclusively and directly upon an effort to lower product emissions.
The Company believes there is continued and expected competition to design and provide products with particular features, reliability, and cost as Primary Considerations. The Company expects design around these factors to drive innovation and that such innovation may have the added benefit of reducing emissions.
4.increased demand for generation and transmission of energy from alternative energy sources; and
The Company respectfully advises the Staff that it believes the increased demand for generation and transmission of energy from alternative energy sources has no material business impacts to the Company’s operations.

As part of the Company’s ESG program, it has implemented voluntary projects, including (1) investing in energy-efficient buildings at its direct-leased offices; (2) committing to building out all new direct-leased offices to both LEED Silver and WELL Silver standards; and (3) reducing emissions due to reduced workplace square footage per employee. Additionally, in fiscal years 2023 and 2022, the Company purchased renewable energy certificates (“RECs”) to match 100% of the electricity consumed by its global offices and its employees’ estimated work from home consumption. However, the Company has not experienced an increased demand for the generation and transmission of energy from alternative energy sources that would be material under Regulation S-K.

5.any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Through its risk assessments and market trend analysis, which take into account emerging market trends, customer feedback, and investor perspectives, among other factors, the Company has not identified a brand or reputational risk resulting from operations or products that produce material greenhouse gas emissions. These risks will continue to be evaluated in accordance with the Company’s enterprise risk management program.

The Company relies on third-party cloud service providers to run its operations and thus does not own or operate any colocation data centers. Additionally, the Company has been voluntarily monitoring its current emissions, tracking its progress year over year, and identifying opportunities to reduce its carbon footprint. For example, for fiscal year 2023, the Company purchased RECs to match 100% of its estimated electricity consumption for its global offices, remote workforce, and cloud services provided to the Company by third-party vendors. Starting with the Company’s Responsibility webpage available at okta.com/responsibility, which was launched in 2020, the Company began communicating more broadly to stakeholders about its goals, metrics, and progress toward reducing greenhouse gas emissions in its operations and services, and the Company believes the release of its ESG Materials has been favorably received by its stakeholders. Thus, the Company does not anticipate reputational risk related to emissions from its own operations.

For all of the reasons discussed above, the Company has not identified any material indirect consequences of climate-related regulation or business trends, and as such, the Company believes disclosure is not required at this time. The Company will continue to monitor indirect consequences of climate-related regulation or business trends, and if they have or are considered reasonably likely to have a material effect on its business, financial condition, or results of operations, the Company will include this information in SEC filings as appropriate.

3.We note disclosure in your Form 10-K regarding the potential risks of natural disasters or other catastrophic events, including earthquakes, wildfires, and power loss, to your operations and systems, as well as to those of your third-party data centers and service providers, and to public infrastructure. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

•severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
•quantification of weather-related damages to your property or operations;
•potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
•the extent to which extreme weather events have reduced the availability of insurance or increased the cost of insurance.
Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has not experienced any material physical effects of climate change, including as related to the above listed events, on its operations or financial results.

The Company employs a SaaS business model and generates revenue primarily by selling multi-year subscriptions to the Company’s cloud-based offerings. The Company does serve customers and users from data center facilities located across various different physical locations, such as the U.S., Europe and Asia-Pacific, most of which are operated by a single third party. The Company has disaster recovery protocols at the third-party service providers, including to mitigate potential risks of natural disasters or other catastrophic events and climate change.

The Company assesses whether any events, including any adverse weather conditions, had a material effect on the Company, including as a result of any damage to the Company’s properties or operations. The Company also maintains a global security operations center that monitors Company offices and employee locations for a variety of potential security events, including adverse weather conditions. After completing its review, the Company did not identify any weather-related impacts on its business or any weather-related events that caused directly-attributable damages to its operations or results. Additionally, the Company is unaware of any weather-related impacts that occurred during the period covered by the 2023 10-K, or in the current year, which directly or indirectly affected its major customers or suppliers.

There have been no changes to the amount or availability of overall insurance coverage, or coverage specific to weather-related events. Pricing for the Company’s insurance program has generally increased at the rate of the broader insurance market. While the Company’s insurers currently do not break out pricing specific to weather-related risks, they have communicated that when losses are experienced, the insurance industry raises premiums and limits coverage.

The Company will continue to monitor these events for future SEC filings, as appropriate, and provide disclosure to the extent that the effects of climate-related severe weather events on the Company, its suppliers or customers become material to the Company.

4.Your proxy statement filed on May 11, 2023, references the purchase of renewable energy certificates (“RECs”). If material, please provide disclosure about your purchase and sale of carbon credits, carbon offsets, or RECs, and any material effects on your business, financial condition, and results of operations. Provide us with quantitative information for each of the periods covered by your most recent Form 10-K and the amounts budgeted for or expected to be incurred in future periods.

Response: In response to the Staff’s comment, the Company respectfully provides the following supplemental information.

As disclosed in the Company’s proxy statement filed on May 11, 2023, the Company has set a goal of 100% renewable electricity for the Company’s global real estate footprint on an annual basis. In order to help meet this goal, the Company purchases RECs to match the use of electricity consumed by the Company that was produced by non-renewable sources. For fiscal year 2023, the Company purchased RECs for 17,047 MWh, which match 100% of its estimated electricity consumption for its global offices, remote workforce, and cloud services provided to the Company by third-party vendors, broader than its publicly stated goal.

In fiscal years 2023, 2022 and 2021, the Company expended $0.4 million, $0.1 million, and $0.1 million, respectively, for RECs. These amounts are insignificant and are not material to its business, financial condition, and results of operations. The Company expects future REC expenditures to be similar, or slightly lower, than those incurred in fiscal year 2023, due to its vendors’ progress in purchasing a greater percentage of their direct electricity consumption through renewable sources, thereby reducing the Company’s need to purchase RECs to match their electricity usage, which may be offset by the Company’s purchase of RECs to match additional electricity consumed as a result of increasing its employee headcount. As a result, the Company has budgeted amounts in future periods consistent with amounts incurred in prior periods.

The Company will disclose its purchases or sales of carbon credits, carbon offsets, or RECs if they become material to the Company and such disclosure is required or the Company otherwise determines such disclosure to be appropriate.

* * * *

We hope the foregoing answers have been responsive to your comments. Please do not hesitate to contact me by telephone at ([***]) [***]-[****] or by email at [******] with any questions or comments regarding this correspondence.
Sincerely,

/s/ Larissa Schwartz
Larissa Schwartz
Chief Legal Officer and Corporate Secretary

cc:        Brett Tighe, Chief Financial Officer, Okta, Inc.
             Alan Smith, Senior Vice President, Corporate and Securities, Okta, Inc.
             Rick Kline, Latham & Watkins LLP
             Sarah Axtell, Latham & Watkins LLP